Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands):

	Year Ended May 31,

	2003	2002	2001	2000	1999

(Loss) income before income tax benefit (expense), minority interest income (loss) & cumulative effect of change in accounting principle	$(181,401)	$(90,539)	$361,167	$22,169	$(52,189)
Plus (minus) adjustment so as to include only distributed income of less than 50% owned equity investments	(192)	(521)	8,390	3,279	(544)
Add: Fixed Charges	153,662	161,277	167,004	157,100	106,396
Less: Capitalized interest	(216)	(2,193)	—	—	—
Less: Preferred stock dividends	—	—	—	—	(11,395)

Earnings, as defined	$(28,147)	$68,024	$536,561	$182,548	$42,268

Fixed charges:
Interest expense, including amortization of debt issuance costs	145,360	151,374	161,418	153,171	92,102
Interest portion of rent expense	8,086	7,710	5,586	3,929	2,899
Capitalized interest	216	2,193	—	—	—
Preferred stock dividends	—	—	—	—	11,395

Fixed charges, as defined	$153,662	$161,277	$167,004	$157,100	$106,396

Ratio of earnings to fixed charges	(1)	(1)	3.21	1.16	(1)

Amount by which earnings exceed (are less than) fixed charges	$(181,809)	$(93,253)	$369,557	$25,448	$(64,128)

(1)	The ratio of earnings to fixed charges was less than one-to-one and, therefore, earnings were inadequate to cover fixed charges.